No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

GOLUB CAPITAL BDC, INC., GOLUB CAPITAL BDC 3, INC., GOLUB CAPITAL DIRECT LENDING CORPORATION, GOLUB CAPITAL BDC 4, inc., GOLUB CAPITAL DIRECT LENDING UNLEVERED corporation, GOLUB CAPITAL PRIVATE CREDIT FUND, GC ADVISORS LLC, GOLUB CAPITAL LLC, GC INVESTMENT MANAGEMENT LLC, GC OPAL ADVISORS LLC, OPAL BSL LLC (MANAGEMENT SERIES), GOLUB CAPITAL PARTNERS 9, L.P., GOLUB CAPITAL PARTNERS 10, L.P., GOLUB CAPITAL PARTNERS 12 FEEDER FUND, L.P., GOLUB CAPITAL PARTNERS 12, L.P., GOLUB CAPITAL PARTNERS 14, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 12, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 14, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL ROLLOVER FUND 2, L.P., GOLUB CAPITAL PARTNERS PRIVATE CREDIT TRUST, GOLUB CAPITAL PARTNERS ROLLOVER FUND 2, L.P., GOLUB CAPITAL PARTNERS TALF 2020-1, L.P., GPCT HOLDINGS 1, L.P., GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P., OPAL BSL LLC (EU ORIGINATION SERIES), OPAL BSL LLC (RETENTION SERIES), GOLUB CAPITAL INTERNATIONAL, LTD., GEMS FUND, L.P., GEMS FUND 4, L.P., GEMS FUND 5 INTERNATIONAL, L.P., GEMS Fund 5, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2019-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2020-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2021-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2021-2, GOLUB CAPITAL PARTNERS ABS FUNDING 2022-1, GOLUB CAPITAL PARTNERS CLO 16(M)-R2, L.P., GOLUB CAPITAL PARTNERS CLO 17(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 18(M)-R2, GOLUB CAPITAL PARTNERS CLO 19(B)-R2, LTD., PEARLS IX, L.P., PEARLS X, L.P., GOLUB CAPITAL PARTNERS CLO 21(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 22(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 23(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 24(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 25(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 26(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 28(M)-R, L.P., GOLUB CAPITAL PARTNERS CLO 30(M)-R, GOLUB CAPITAL PARTNERS CLO 31(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 33(M)-R2, L.P., GCP FINANCE 2 L.P., GCPF 7 Loan Funding A L.P., GOLUB CAPITAL PARTNERS CLO 34(M)-R, LTD., GC INTERNATIONAL LADDER LTD., GOLUB CAPITAL PARTNERS CLO 35(B), LTD., GOLUB CAPITAL PARTNERS CLO 36(M), LTD., GOLUB CAPITAL PARTNERS CLO 37(B), LTD., GOLUB CAPITAL PARTNERS CLO 38(M), LTD., GCP INTERNATIONAL TRANCHES LTD., GCP MASTER HOLDINGS, LP, GDLC Feeder Fund, L.P., GCP FINANCE 5 L.P., GCP FINANCE 6 L.P., GCP FINANCE 7 L.P., GCP FINANCE 8 L.P., GCP FINANCE 9 L.P., GCP FINANCE L.P., GOLUB CAPITAL PARTNERS 11, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 11, L.P., GOLUB CAPITAL PARTNERS 11 ROLLOVER FUND, L.P., GC FINANCE OPERATIONS MULTICURRENCY TRUST, GOLUB CAPITAL PARTNERS CLO 62(B), LTD., GOLUB CAPITAL PARTNERS CLO 64(B), LTD., GCP CLO WAREHOUSE BSL 2022, LTD., GOLUB CAPITAL COINVESTMENT L.P., GOLUB CAPITAL FINANCE FUNDING III TRUST, GOLUB CAPITAL FINANCE FUNDING IV TRUST, GOLUB CAPITAL FINANCE FUNDING TRUST, GOLUB CAPITAL PARTNERS CLO 39(B), LTD., GOLUB CAPITAL PARTNERS CLO 40(B), LTD., GOLUB CAPITAL PARTNERS CLO 41(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 42(M), LTD., GOLUB CAPITAL PARTNERS CLO 43(B), LTD., GOLUB CAPITAL PARTNERS CLO 44(M), LTD., GOLUB CAPITAL PARTNERS CLO 45(M), LTD., GOLUB CAPITAL PARTNERS CLO 46(M), L.P., GOLUB CAPITAL PARTNERS CLO 47(M), L.P., GOLUB CAPITAL PARTNERS CLO 48(B), LTD., GOLUB CAPITAL PARTNERS CLO 49(M)-R, GOLUB CAPITAL PARTNERS CLO 50(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 51(M), L.P., GOLUB CAPITAL PARTNERS CLO 52(B), LTD., GOLUB CAPITAL PARTNERS CLO 53(B), LTD., GOLUB CAPITAL PARTNERS CLO 54(M), L.P., GOLUB CAPITAL PARTNERS CLO 55(B), LTD., GOLUB CAPITAL PARTNERS CLO 56(M), GOLUB CAPITAL PARTNERS CLO 57(M), GOLUB CAPITAL PARTNERS CLO 58(B), LTD., GOLUB CAPITAL PARTNERS CLO 59(M), GOLUB CAPITAL PARTNERS CLO 61(M), GBDC 3 FUNDING II LLC, GBDC 3 FUNDING LLC, GBDC 3 HOLDINGS COINVEST, INC., GBDC 3 HOLDINGS ED COINVEST, INC., GBDC HOLDINGS COINVEST, INC., GBDC HOLDINGS ED COINVEST, INC., GBDC QUICK QUACK COINVEST LLC, GBDC3 QUICK QUACK COINVEST LLC, GBDC3F LOAN SUBSIDIARY A LLC, GCBH 3 NORTH HAVEN STACK BUYER COINVEST INC., GCIC CLO II DEPOSITOR LLC, GCIC CLO II LLC, GCIC FUNDING LLC, GCIC HOLDINGS LLC, GCIC NORTH HAVEN STACK BUYER COINVEST INC., GCIC QUICK QUACK COINVEST LLC, GDLC FUNDING LLC, GDLC HOLDINGS LLC, gdlc holdings coinvest inc., Golub Capital 3 HOLDINGS LLC, GOLUB CAPITAL BDC 3 ABS 2022-1 DEPOSITOR LLC, GOLUB CAPITAL BDC 3 ABS 2022-1 LLC, GOLUB CAPITAL BDC 3 CLO 1 DEPOSITOR LLC, GOLUB CAPITAL BDC 3 CLO 2 DEPOSITOR LLC, GOLUB CAPITAL BDC 3 CLO 2 LLC, GOLUB CAPITAL BDC 3 CLO 1 LLC, GOLUB CAPITAL BDC CLO 2014 LLC, GOLUB CAPITAL BDC CLO III DEPOSITOR LLC, GOLUB CAPITAL BDC CLO III LLC, GOLUB CAPITAL BDC HOLDINGS LLC, Golub Capital 4 Holdings LLC, Golub Capital BDC 4 Funding LLC, Golub Capital 4 Holdings Coinvest, Inc., Golub Capital Direct Lending Unlevered Holdings LLC, Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc., GCP HS Fund, GCPF 1 Loan Funding F, L.P., Golub Capital Partners CLO 60(B), Ltd., Golub Capital Strategic Partners FUND 1, L.P., Golub Capital Strategic Partners FUND 2, L.P., GOLUB CAPITAL PARTNERS SHORT DURATION 2022-1, GOLUB EMERALD FUND, L.P., GOLUB SAPPHIRE FUND, L.P., GEMS FUND 6, L.P., GEMS FUND 6 INTERNATIONAL, L.P., GCPF LOAN FUNDING F, GCP FInance 11 L.P., GCP SG Warehouse 2022-1

200 Park Avenue, 25th Floor

New York, New York 10166

(212) 750-6060

All Communications, Notices and Orders to:

David B. Golub
GC Advisors LLC
200 Park Avenue, 25th Floor
New York, New York 10166
(212) 750-6060

legal@golubcapital.com

Copies to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

January 30, 2023

I.	INTRODUCTION

A.	Requested Relief

Golub Capital BDC Inc. and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this Application (the “Conditions”).3

The Order sought by this Application would supersede an exemptive order issued by the Commission to Golub Capital BDC, Inc., et al. on February 27, 2017 under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act and amended by the order issued on January 13, 2023 (collectively, the “Prior Orders”), with the result that no person will continue to rely on the Prior Orders if the Order is granted.4

B.	Applicants Seeking Relief:

a.	The Existing Regulated Funds

•	Golub Capital BDC, Inc. (“GBDC”). GBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC (as defined below) under the Act;

•	Golub Capital BDC 3, Inc. (“GBDC 3”). GBDC 3 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act;

•	Golub Capital Direct Lending Corporation (“GDLC”). GDLC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act;

•	Golub Capital BDC 4, Inc. (“GBDC 4”). GBDC 4 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act;

•	Golub Capital Direct Lending Unlevered Corporation (“GDLCU”). GDLCU is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940; and

•	Golub Capital Private Credit Fund (“GCPCF” and, together with GBDC, GBDC 3, GDLC, GBDC 4, and GDCLU, the “Existing Regulated Funds”). GCPCF intends to elect to be regulated as a BDC under the Act, and, upon its BDC election, will be an Existing Regulated Fund under the Order.

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

3 No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act, and no entity that relies on another such order of the Commission will rely on this Order.

4 See Golub Capital BDC, Inc., et al. (File No. 812-13764), Release No. IC-32661 (January 31, 2017) (notice), Release No. IC-32509 (February 27, 2017) (order) and Golub Capital BDC, Inc., et al. (File No. 812-15326), Release No. IC-34775 (December 16, 20233 (notice), Release No. IC-34805 (January 13, 2023) (order).

b.	The Existing Wholly-Owned Investment Subsidiaries

•	GBDC Holdings Coinvest, Inc., GBDC Holdings ED Coinvest, Inc., GBDC Quick Quack Coinvest LLC, GCIC CLO II Depositor LLC, GCIC CLO II LLC, GCIC Funding LLC, GCIC Holdings LLC, GCIC North Haven Stack Buyer Coinvest Inc., GCIC Quick Quack Coinvest LLC, Golub Capital BDC CLO 2014 LLC, Golub Capital BDC CLO III Depositor LLC, Golub Capital BDC CLO III LLC, Golub Capital BDC Holdings LLC, each a Wholly-Owned Investment Subsidiary of GBDC (the “GBDC Wholly-Owned Subsidiaries”);

•	GBDC 3 Funding II LLC, GBDC 3 Funding LLC, GBDC 3 Holdings Coinvest, Inc., GBDC 3 Holdings ED Coinvest, Inc., GBDC3 Quick Quack Coinvest LLC, GBDC3F Loan Subsidiary A LLC, GCBH 3 North Haven Stack Buyer Coinvest Inc., Golub Capital 3 Holdings LLC, Golub Capital BDC 3 CLO 1 Depositor LLC, Golub Capital BDC 3 CLO 1 LLC, Golub Capital BDC 3 ABS 2022-1 Depositor LLC, Golub Capital BDC 3 ABS 2022-1 LLC, Golub Capital BDC 3 CLO 2 Depositor LLC, Golub Capital BDC 3 CLO 2 LLC, each a Wholly-Owned Investment Subsidiary of GBDC 3 (the “GBDC 3 Wholly-Owned Subsidiaries”);

•	GDLC Funding LLC, GDLC Holdings LLC, GDLC Holdings Coinvest Inc., each a Wholly-Owned Investment Subsidiary of GDLC (the “GDLC Wholly-Owned Subsidiaries”);

•	Golub Capital 4 Holdings LLC, Golub Capital BDC 4 Funding LLC, Golub Capital 4 Holdings Coinvest, Inc., each a Wholly-Owned Investment Subsidiary of GBDC 4 (the “GBDC 4 Wholly-Owned Subsidiaries”); and

•	Golub Capital Direct Lending Unlevered Holdings LLC, Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc., each a Wholly-Owned Investment Subsidiary of GDLCU, (the “GDLCU Wholly-Owned Subsidiaries” and together with the GBDC Wholly-Owned Subsidiaries, the GBDC 3 Wholly-Owned Subsidiaries, the GDLC Wholly-Owned Subsidiaries and the GBDC 4 Wholly-Owned Subsidiaries, the “Existing Wholly-Owned Subsidiaries”).

c.	The Existing Advisers

•	GC Advisors LLC, the investment adviser to each of the Existing Regulated Funds (“GC Advisors”), on behalf of itself and its successors[5];

•	Golub Capital LLC, a wholly-owned subsidiary of GC Advisors, on behalf of itself and its successors;

•	GC OPAL Advisors LLC, (“GC Opal Advisors”) on behalf of itself and its successors;

•	OPAL BSL LLC (Management Series) (“OPAL BSL”), a relying adviser GC Opal Advisors, on behalf of itself and its successors; and

•	GC Investment Management LLC, a relying advisor of GC Opal Advisors, on behalf of itself and its successors (collectively with GC Advisors, Golub Capital LLC, GC Opal Advisors and OPAL BSL, the “Existing Advisers”).

d.	The Existing Affiliated Funds

•	The investment vehicles set forth in Schedule A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act (the “Existing Affiliated Funds,” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Advisers, the “Applicants”).

C.	Defined Terms

“Adviser” means the Existing Advisers and any Future Adviser (as defined below).

5 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

“Affiliated Fund”6 means the Existing Affiliated Funds, any Golub Proprietary Account (as defined below) and any entity (a) whose investment adviser (and sub-adviser(s), if any) are Advisers, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the Co-Investment Program.

“BDC” means a business development company under the Act.7

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (as defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (as defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;8 and (b) making Follow-On Investments (as defined below).

6 Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

7 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

8 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by, or is under common control with the Existing Advisers, (ii) (a) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, the Existing Advisers, or (c) is an exempt reporting adviser pursuant to Rule 203(m) of the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser, and (c) that intends to participate in the Co-Investment Program.

“Golub Proprietary Account” means any account of an Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates that, from time to time, may hold various financial assets in a principal capacity.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. Currently, Lawrence E. Golub serves as a Director and Chairman of the Board of each the Existing Regulated Funds and David B. Golub serves as a Director and Chief Executive Officer of GBDC and as a Director, President and Chief Executive Officer of GBDC 3, GDLC, GBDC 4, and GDLCU (“Principals”). Messrs. Lawrence E. Golub and David B. Golub and certain trusts for the benefit of their families also have direct or indirect beneficial ownership and financial interests in certain of the Affiliated Funds, GC Advisors and other Applicants. Messrs. Lawrence E. Golub and David B. Golub will not have a direct or indirect financial interest in any Co-Investment Transaction, other than through any direct or indirect interest they may have in the Affiliated Funds, GC Advisors and other Applicants. No Director will be considered a Non-Interested Director with respect to a particular Co-Investment Transaction unless the Director has no direct or indirect financial interest in that Co-Investment Transaction or any interest in any portfolio company, other than through an interest in the securities of a Regulated Fund.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.9

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company ..

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

9 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary10 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties. Each of the Existing Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

II.	APPLICANTS

A.	The Existing Regulated Funds

GBDC. GBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act. GBDC, which was organized in Delaware on November 9, 2009 as a limited liability company and converted into a Delaware corporation on April 13, 2010, completed its initial public offering on April 14, 2010. GBDC has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future. GBDC’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GBDC Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GBDC 3. GBDC 3 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act. GBDC 3, which was incorporated in Maryland on August 1, 2017 and commenced operations on October 2, 2017, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”) and the laws of the states and jurisdictions where any offering is made. GBDC 3 has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GBDC 3’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GBDC 3 Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GDLC. GDLC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act. GDLC, which was organized in Delaware on September 8, 2020 as a limited liability company and converted into a Maryland corporation effective as of July 1, 2021, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. GDLC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GDLC’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GDLC Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GBDC 4. GBDC 4 is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act. GBDC 4, which was organized in Delaware on September 29, 2021 as a limited liability company and converted to a Maryland corporation effective April 1, 2022 in connection with its election to be regulated as a BDC, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. GBDC 4 intends to make an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GBDC 4’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GBDC 4 Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

GDLCU. GDLCU is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Act. GDLCU, which was organized in Delaware on September 7, 2021 as a limited liability company and converted to a Maryland corporation effective April 1, 2022 in connection with its election to be regulated as a BDC, has offered and sold its common stock in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. GDLCU intends to make an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GDLCU’s principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166. Each of the GDLCU Wholly-Owned Subsidiaries is a Wholly-Owned Investment Sub.

10 A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

GCPCF. GCPCF is a newly organized Delaware statutory trust formed on May 13, 2022 that has not commenced operations and has not yet finally determined its investment objective and strategy, but expects that a majority of GCPCF’s portfolio will be directly or indirectly invested in privately originated and privately negotiated investments, predominantly through direct lending to U.S. private companies in the middle market and upper middle market in the form of senior secured and one stop loans. GCPCF was formed for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that intends to elect to be regulated as a BDC under the Act. In addition, GCPCF intends to make an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. GCPCF's principal place of business is 200 Park Avenue, 25th Floor, New York, New York 10166.

The investment objective of each of the Existing Regulated Funds that has filed its respective election to be regulated as a BDC is to generate current income and capital appreciation by investing primarily in senior secured and one stop loans of U.S. middle-market companies that GC Advisors believes are resistant to recessions. Each of the Existing Regulated Funds also selectively invests, or will invest, in second lien and subordinated (a loan that ranks senior only to a borrower’s equity securities and ranks junior to all of such borrower’s other indebtedness in priority of payment) loans of, and warrants and minority equity securities in, middle-market companies.11 Each of the Existing Regulated Funds intends to achieve its respective investment objective by (1) accessing the established loan origination channels developed by Golub Capital LLC and its affiliates (collectively “Golub Capital”), a leading lender to middle-market companies, (2) selecting investments within its core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, in many cases with whom Golub Capital has invested alongside in the past, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital.

The business and affairs of each of the Existing Regulated Funds are managed under the direction of its respective Board, with the exception of GCPCF, which is currently managed under the direction of its Sole Trustee. The Board of each of the Existing Regulated Funds consists of seven members, five of whom are Independent Directors. The Board of each of the Existing Regulated Funds has delegated daily management and investment authority of such fund to GC Advisors pursuant to the respective investment advisory agreement. An affiliate of GC Advisors, Golub Capital LLC, provides the administrative services necessary for each of the Existing Regulated Fund to operate, such as furnishing each of the funds with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities.

B.	The Existing Advisers

GC Advisors LLC, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to each of the Existing Regulated Funds pursuant to the applicable investment advisory agreement. Subject to the overall supervision of their respective Boards, GC Advisors manages the day-to-day operations of, and provide investment advisory and management services to each of the Existing Regulated Funds. Under the terms of each investment advisory agreement, GC Advisors will: (i) determine the composition of the investment portfolio of the applicable Existing Regulated Fund, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. GC Advisors’ services under each investment advisory agreement will not be exclusive, and it is free to furnish similar services to other entities.

11 It is expected that once GCPCF has filed its election to be regulated as a BDC, its investment objective will be similar to the other Existing Regulated Funds. However, GCPCF may also invest in liquid credit instruments, including secured floating rate syndicated loans, securitized products and corporate bonds. Its portfolio may also include equity interests such as preferred equity, debt investments accompanied by equity-related securities (including warrants) and, to a limited extent, common equity investments, which generally would be obtained as part of providing a broader financing solution.

Golub Capital LLC is a wholly-owned subsidiary of GC Advisors, and, pursuant to a staffing agreement with GC Advisors (the “Staffing Agreement”), Golub Capital LLC makes experienced investment professionals available to GC Advisors and provides access to the senior investment personnel of Golub Capital LLC and its affiliates. The employees furnished by Golub Capital LLC under the Staffing Agreement render advice in their capacity as persons associated with GC Advisors and subject, in that capacity, to the supervision of GC Advisors (and not Golub Capital LLC).

GC OPAL Advisors LLC is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act.  OPAL BSL LLC (Management Series) is a series of a Delaware multi-series limited liability company that relies on the registration of GC Opal Advisors.  GC Investment Management LLC is a limited liability company organized under the laws of the U.S. Virgin Islands that relies on the registration of GC Opal Advisors.

C.	The Existing Affiliated Funds

The Existing Advisers are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Schedule A. Each of the Existing Affiliated Funds is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7).

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include the Existing Advisers, which manage the Existing Regulated Funds and the Existing Affiliated Funds and expect to manage additional accounts in the future. Each of the Existing Advisers manage the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Existing Regulated Funds, the Act.

The Existing Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that teams and investment committees (“Investment Teams” and “Investment Committees”),12 which are responsible for evaluating investment opportunities and making investment decisions on behalf of clients, are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).13 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team(s) and/or Investment Committee(s), will then make an independent determination of the appropriateness of the investment in the security or securities for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team(s) and/or Investment Committee(s), formulate a recommendation regarding the proposed order amount for each security for the Regulated Fund. In doing so, the Adviser and the applicable Investment Team(s) and/or Investment Committee(s) may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable Investment Teams(s) and/or Investment Committee(s) will approve the investment(s) and an aggregate investment amount. Thereafter, the applicable Investment Team(s) and/or Investment Committee(s) will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Regulated Fund and/or Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current Objectives and Strategies. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the applicable Adviser’s written allocation policies and procedures, by (i) the allocation committee, consisting of legal, compliance, and operations personnel and/or (ii) the applicable Adviser’s investment committee.14 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in Section III.A.1.c. below.

12 Investment Teams and Investment Committees responsible for an area of investment may include investment professionals and senior management from among one or more of the Advisers.

13 Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise able to communicate with each other regarding investment opportunities falling within a Regulated Fund’s Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that each Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee or through similar meetings or communications.

14 The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.15

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

15 The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

A Regulated Fund may participate in Pro Rata Dispositions (as defined below) and Pro Rata Follow-On Investments (as defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,16 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

16 See note 32, below.

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below, and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

17 See note 30, below.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;18 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.19 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

18 In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

19 However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[20] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.21

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

20 Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

21 See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.22 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of Section 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”23 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”24

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Sections 17(d) and 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Adviser, that is either an Existing Adviser or an entity that controls, is controlled by, or under common control with Existing Adviser, will be the investment adviser (and sub-adviser, if any) to each of the Regulated Funds and the Affiliated Funds; (ii) GC Advisors is the Adviser to, and may be deemed to control, the Existing Regulated Funds; and an Adviser will be the investment adviser (and sub-adviser(s), if any) to, and may be deemed to control, any Future Regulated Fund; (iii) An Existing Adviser is the Adviser to, and may be deemed to control, the Existing Affiliated Funds; and an Adviser will be the investment adviser (and sub-adviser(s), if any) to, and may be deemed to control, any future Affiliated Fund, (iv) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s Adviser; and (v) the Advisers, including the Existing Advisers, are under common control. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund or BDC Downstream Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

22 See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

23 Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

24 H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

In addition, because the Golub Proprietary Accounts will be controlled by an Adviser or its affiliates and, therefore, may be under common control with the Existing Regulated Funds, the Advisers, and any Future Regulated Funds, the Golub Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving proprietary accounts.25 The requested relief that would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested (but not Follow-On Investments by Regulated Funds that are not invested in the issuer) is based on the temporary relief granted by the Commission on April 8, 2020, and the relief granted in the Prior Orders.26 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

25 See, e.g., Silver Spike Investment Corp., et al. (File No. 812-15339), Release No. IC-34771 (December 12, 2022) (notice), Release No. IC-34789 (January 9, 2023) (order), Varagon Capital Corporation, et al. (File No. 812-15361), Release No. IC-34766 (November 29, 2022) (notice), Release No. IC-34788 (December 22, 2022) (order), Goldman Sachs BDC, Inc. et al. (File No. 812-15237), Release No. IC-34533 (March 15, 2022) (notice), Release No. IC-34753 (November 16, 2022) (order), PennantPark Investment Advisers, LLC, et al. (File No. 812-15305), Release No. IC-34723 (October 3, 2022) (notice), Release No. IC-34742 (October 28, 2022) (order), John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) (notice), Release No. IC-34690 (August 29, 2022), Release No. IC-34718 (September 26, 2022) (order).

26 See BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021) and Golub Capital BDC, Inc., et al. (File No. 812-15326), Release No. IC-34775 (December 16, 20233 (notice), Release No. IC-34805 (January 13, 2023) (order).

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect27 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline.

Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation.

Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,28 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.	Same Terms and Conditions.

A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund29 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

27 For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

28 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

29 Any Golub Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;30 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

30 In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial31 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,32 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

31 In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

32 To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.	Record Keeping.

Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence.

No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.	Expenses.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.	Transaction Fees.[33]

Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.	Independence.

If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub
GC Advisors LLC
200 Park Avenue, 25th Floor
New York, New York 10166
(212) 750-6060

legal@golubcapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Telephone: (202) 383-0100

anneoberndorf@eversheds-sutherland.us

33 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each person to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 30th day of January, 2023.

GOLUB CAPITAL BDC, INC., GBDC 3 FUNDING II LLC, GBDC 3 FUNDING LLC, GOLUB CAPITAL 3 HOLDINGS LLC, GCIC FUNDING LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC 3, INC., GOLUB CAPITAL DIRECT LENDING CORPORATION, GOLUB CAPITAL BDC 4, INC., GOLUB CAPITAL DIRECT LENDING UNLEVERED CORPORATION, GDLC FUNDING LLC, GDLC HOLDINGS LLC, GOLUB CAPITAL 4 HOLDINGS LLC, GOLUB CAPITAL BDC 4 FUNDING LLC, GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GC ADVISORS LLC, GOLUB CAPITAL LLC, GC OPAL ADVISORS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GC INVESTMENT MANAGEMENT LLC

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GBDC 3 HOLDINGS COINVEST, INC., GBDC 3 HOLDINGS ED COINVEST, INC., GBDC HOLDINGS COINVEST, INC., GBDC HOLDINGS ED COINVEST, INC., GCBH 3 NORTH HAVEN STACK BUYER COINVEST INC., GCIC NORTH HAVEN STACK BUYER COINVEST INC., GDLC HOLDINGS COINVEST INC., GOLUB CAPITAL 4 HOLDINGS COINVEST, INC., GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS COINVEST, INC.

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Secretary

GOLUB CAPITAL PRIVATE CREDIT FUND

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Sole Trustee

OPAL BSL LLC (MANAGEMENT SERIES), OPAL BSL LLC (EU ORIGINATION SERIES), OPAL BSL LLC (RETENTION SERIES)

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS TALF 2020-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2019-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2020-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2021-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2021-2, GOLUB CAPITAL PARTNERS CLO 16(M)-R2, L.P., GOLUB CAPITAL PARTNERS CLO 17(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 18(M)-R2, GOLUB CAPITAL PARTNERS CLO 21(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 24(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 25(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 28(M)-R, L.P., GOLUB CAPITAL PARTNERS CLO 30(M)-R, GOLUB CAPITAL PARTNERS CLO 31(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 33(M)-R2, L.P., GOLUB CAPITAL PARTNERS CLO 34(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 36(M), LTD., GOLUB CAPITAL PARTNERS CLO 38(M), LTD., GCP FINANCE 6 L.P.,GOLUB CAPITAL PARTNERS CLO 42(M), LTD., GOLUB CAPITAL PARTNERS CLO 44(M), LTD., GOLUB CAPITAL PARTNERS CLO 45(M), LTD., GOLUB CAPITAL PARTNERS CLO 46(M), L.P., GOLUB CAPITAL PARTNERS CLO 47(M), L.P., GOLUB CAPITAL PARTNERS CLO 49(M)-R, GOLUB CAPITAL PARTNERS CLO 51(M), L.P., GOLUB CAPITAL PARTNERS CLO 54(M), L.P., GOLUB CAPITAL PARTNERS CLO 56(M), GOLUB CAPITAL PARTNERS CLO 57(M), GOLUB CAPITAL PARTNERS CLO 59(M), GOLUB CAPITAL PARTNERS CLO 61(M), GCPF LOAN FUNDING F

By: GC Investment Management LLC, its Collateral Manager

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS CLO 19(B)-R2, LTD., GOLUB CAPITAL PARTNERS CLO 22(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 23(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 26(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 35(B), LTD., GOLUB CAPITAL PARTNERS CLO 37(B), LTD., GOLUB CAPITAL PARTNERS CLO 40(B), LTD., GOLUB CAPITAL PARTNERS CLO 41(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 43(B), LTD., GOLUB CAPITAL PARTNERS CLO 48(B), LTD., GOLUB CAPITAL PARTNERS CLO 50(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 52(B), LTD., GOLUB CAPITAL PARTNERS CLO 53(B), LTD., GOLUB CAPITAL PARTNERS CLO 55(B), LTD., GOLUB CAPITAL PARTNERS CLO 58(B), LTD., GOLUB CAPITAL PARTNERS CLO 60(B), LTD., GOLUB CAPITAL PARTNERS CLO 62(B), LTD., GOLUB CAPITAL PARTNERS CLO 64(B), LTD., GCP CLO WAREHOUSE BSL 2022, LTD.

By: OPAL BSL LLC, its Collateral Manager

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GCIC CLO II LLC, GOLUB CAPITAL BDC 3 ABS 2022-1 LLC, GOLUB CAPITAL BDC 3 CLO 1 LLC, GOLUB CAPITAL BDC CLO III LLC

By: GC Advisors LLC, its Collateral Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL FINANCE FUNDING III TRUST, GOLUB CAPITAL FINANCE FUNDING IV TRUST, GOLUB CAPITAL FINANCE FUNDING TRUST, GEMS FUND 6 INTERNATIONAL, L.P., GC FINANCE OPERATIONS MULTICURRENCY TRUST

By: GC Advisors LLC, its Investment Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GBDC3F LOAN SUBSIDIARY A LLC

By: GBDC3 Funding LLC, its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL PARTNERS PRIVATE CREDIT TRUST

By: GC Investment Management LLC, its Investment Manager

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GCP FINANCE 2 L.P., GCP FINANCE 5 L.P., GCP FINANCE 7 L.P., GCP FINANCE 8 L.P., GCP FINANCE L.P.

By: GC Investment Management LLC, its Servicer

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 12, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 14, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL ROLLOVER FUND 2, L.P., GEMS FUND 5 INTERNATIONAL, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 11, L.P., GOLUB CAPITAL STRATEGIC PARTNERS FUND 1, L.P., GOLUB CAPITAL STRATEGIC PARTNERS FUND 2, L.P.

By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Director

GOLUB CAPITAL PARTNERS 12 FEEDER FUND, L.P., GOLUB CAPITAL PARTNERS 12, L.P., GOLUB CAPITAL PARTNERS ROLLOVER FUND 2, L.P., GOLUB CAPITAL PARTNERS 11, L.P., GOLUB CAPITAL PARTNERS 11 ROLLOVER FUND, L.P.

By: Golub Onshore GP 2, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PARTNERS 14, L.P., GEMS FUND 5, L.P., GDLC FEEDER FUND, L.P., GOLUB EMERALD FUND, L.P., GOLUB SAPPHIRE FUND, L.P., GEMS FUND 6, L.P.

By: Golub Onshore GP 3, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS 9, L.P., GOLUB CAPITAL PARTNERS 10, L.P., GEMS FUND, L.P., GEMS FUND 4, L.P.

By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P., PEARLS IX, L.P., PEARLS X, L.P.

By: Golub Onshore GP NC, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL INTERNATIONAL, LTD., GC INTERNATIONAL LADDER LTD., GCP INTERNATIONAL TRANCHES LTD., GCP HS FUND, GCP MASTER HOLDINGS, LP

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GCIC QUICK QUACK COINVEST LLC

By: GCIC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GBDC QUICK QUACK COINVEST LLC

By: Golub Capital BDC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GCP FINANCE 9 L.P.

By: GC Investment Management LLC, its Manager

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GBDC3 QUICK QUACK COINVEST LLC

By: Golub Capital 3 Holdings LLC, its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC 3 ABS 2022-1 DEPOSITOR LLC, GOLUB CAPITAL BDC 3 CLO 1 DEPOSITOR LLC

By: Golub Capital BDC 3, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC CLO 2014 LLC, GCIC CLO II DEPOSITOR LLC, GOLUB CAPITAL BDC CLO III DEPOSITOR LLC

By: Golub Capital BDC, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GCIC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL COINVESTMENT L.P.

By: Golub Capital Coinvestment LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Managing Member

GOLUB CAPITAL BDC 3 CLO 2 DEPOSITOR LLC

By: Golub Capital BDC 3, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC 3 CLO 2 LLC

By: Golub Capital BDC 3 CLO 2 Depositor LLC, its sole member

By: Golub Capital BDC 3, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL PARTNERS SHORT DURATION 2022-1

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL PARTNERS ABS FUNDING 2022-1

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GCPF 1 LOAN FUNDING F, L.P.

By: GCPF 1 Loan Funding F GP, Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GCPF 7 LOAN FUNDING A L.P.

By: GCPF 7 Loan Funding A GP Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GPCT HOLDINGS 1, L.P.

By: GPCT Holdings 1 GP, Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GOLUB CAPITAL PARTNERS CLO 39(B), LTD.

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GCP FINANCE 11 L.P.

By: GCP Finance 11 GP Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GCP SG WAREHOUSE 2022-1

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

Schedule A

Existing Affiliated Funds

Golub Capital Partners 9, L.P.

Golub Capital Partners 10, L.P.

Golub Capital Partners 12 Feeder Fund, L.P.

Golub Capital Partners 12, L.P.

Golub Capital Partners 14, L.P.

Golub Capital Partners International 9, L.P.

Golub Capital Partners International 10, L.P.

Golub Capital Partners International 12, L.P.

Golub Capital Partners International 14, L.P.

Golub Capital Partners International Rollover Fund 2, L.P.

Golub Capital Partners Private Credit Trust

Golub Capital Partners Rollover Fund 2, L.P.

Golub Capital Partners TALF 2020-1, L.P.

GPCT Holdings 1, L.P.

Golub Capital PEARLS Direct Lending Program, L.P.

OPAL BSL LLC (EU Origination Series)

OPAL BSL LLC (Retention Series)

Golub Capital International, Ltd.

GEMS Fund, L.P.

GEMS Fund 4, L.P.

GEMS Fund 5 International, L.P.

GEMS Fund 5, L.P.

Golub Capital Partners ABS Funding 2019-1, L.P.

Golub Capital Partners ABS Funding 2020-1, L.P.

Golub Capital Partners ABS Funding 2021-1, L.P.

Golub Capital Partners ABS Funding 2021-2

Golub Capital Partners ABS Funding 2022-1

Golub Capital Partners CLO 16(M)-R2, L.P.

Golub Capital Partners CLO 17(M)-R, Ltd.

Golub Capital Partners CLO 18(M)-R2

Golub Capital Partners CLO 19(B)-R2, Ltd.

PEARLS IX, L.P.

PEARLS X, L.P.

Golub Capital Partners CLO 21(M)-R, Ltd.

Golub Capital Partners CLO 22(B)-R, Ltd.

Golub Capital Partners CLO 23(B)-R, Ltd.

Golub Capital Partners CLO 24(M)-R, Ltd.

Golub Capital Partners CLO 25(M)-R, Ltd.

Golub Capital Partners CLO 26(B)-R, Ltd.

Golub Capital Partners CLO 28(M)-R, L.P.

Golub Capital Partners CLO 30(M)-R

Golub Capital Partners CLO 31(M)-R, Ltd.

Golub Capital Partners CLO 33(M)-R2, L.P.

GCP Finance 2 L.P.

GCPF 7 Loan Funding A L.P.

Golub Capital Partners CLO 34(M)-R, Ltd.

GC International Ladder Ltd.

Golub Capital Partners CLO 35(B), Ltd.

Golub Capital Partners CLO 36(M), Ltd.

Golub Capital Partners CLO 37(B), Ltd.

Golub Capital Partners CLO 38(M), Ltd.

GCP International Tranches Ltd.

GCP Master Holdings, LP

GDLC Feeder Fund, L.P.

GCP Finance 5 L.P.

GCP Finance 6 L.P.

GCP Finance 7 L.P.

GCP Finance 8 L.P.

GCP Finance 9 L.P.

GCP Finance L.P.

Golub Capital Partners 11, L.P.

Golub Capital Partners International 11, L.P.

Golub Capital Partners 11 Rollover Fund, L.P.

GC Finance Operations Multicurrency Trust

Golub Capital Partners CLO 62(B), Ltd.

Golub Capital Partners CLO 64(B), Ltd.

GCP CLO Warehouse BSL 2022, Ltd.

Golub Capital Coinvestment L.P.

Golub Capital Finance Funding III Trust

Golub Capital Finance Funding IV Trust

Golub Capital Finance Funding Trust

Golub Capital Partners CLO 39(B), Ltd.

Golub Capital Partners CLO 40(B), Ltd.

Golub Capital Partners CLO 41(B)-R, Ltd.

Golub Capital Partners CLO 42(M), Ltd.

Golub Capital Partners CLO 43(B), Ltd.

Golub Capital Partners CLO 44(M), Ltd.

Golub Capital Partners CLO 45(M), Ltd.

Golub Capital Partners CLO 46(M), L.P.

Golub Capital Partners CLO 47(M), L.P.

Golub Capital Partners CLO 48(B), Ltd.

Golub Capital Partners CLO 49(M)-R

Golub Capital Partners CLO 50(B)-R, Ltd.

Golub Capital Partners CLO 51(M), L.P.

Golub Capital Partners CLO 52(B), Ltd.

Golub Capital Partners CLO 53(B), Ltd.

Golub Capital Partners CLO 54(M), L.P.

Golub Capital Partners CLO 55(B), Ltd.

Golub Capital Partners CLO 56(M)

Golub Capital Partners CLO 57(M)

Golub Capital Partners CLO 58(B), Ltd.

Golub Capital Partners CLO 59(M)

Golub Capital Partners CLO 61(M)

GCP HS Fund

GCPF 1 Loan Funding F, L.P.

Golub Capital Partners CLO 60(B), Ltd.

Golub Capital Strategic Partners Fund 1, L.P.

Golub Capital Strategic Partners Fund 2, L.P.

Golub Capital Partners Short Duration 2022-1

Golub Emerald Fund, L.P.

Golub Sapphire Fund, L.P.

GEMS Fund 6, L.P.

GEMS Fund 6 International, L.P.

GCPF Loan Funding F

GCP Finance 11 L.P.

GCP SG Warehouse 2022-1

Exhibit A

Verification

The undersigned states that he has duly executed the attached Application dated January 30, 2023 for and on behalf of the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

GOLUB CAPITAL BDC, INC., GBDC 3 FUNDING II LLC, GBDC 3 FUNDING LLC, GOLUB CAPITAL 3 HOLDINGS LLC, GCIC FUNDING LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC 3, INC., GOLUB CAPITAL DIRECT LENDING CORPORATION, GOLUB CAPITAL BDC 4, INC., GOLUB CAPITAL DIRECT LENDING UNLEVERED CORPORATION, GDLC FUNDING LLC, GDLC HOLDINGS LLC, GOLUB CAPITAL 4 HOLDINGS LLC, GOLUB CAPITAL BDC 4 FUNDING LLC, GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GC ADVISORS LLC, GOLUB CAPITAL LLC, GC OPAL ADVISORS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GC INVESTMENT MANAGEMENT LLC

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GBDC 3 HOLDINGS COINVEST, INC., GBDC 3 HOLDINGS ED COINVEST, INC., GBDC HOLDINGS COINVEST, INC., GBDC HOLDINGS ED COINVEST, INC., GCBH 3 NORTH HAVEN STACK BUYER COINVEST INC., GCIC NORTH HAVEN STACK BUYER COINVEST INC., GDLC HOLDINGS COINVEST INC., GOLUB CAPITAL 4 HOLDINGS COINVEST, INC., GOLUB CAPITAL DIRECT LENDING UNLEVERED HOLDINGS COINVEST, INC.

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Secretary

GOLUB CAPITAL PRIVATE CREDIT FUND

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Sole Trustee

OPAL BSL LLC (MANAGEMENT SERIES), OPAL BSL LLC (EU ORIGINATION SERIES), OPAL BSL LLC (RETENTION SERIES)

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS TALF 2020-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2019-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2020-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2021-1, L.P., GOLUB CAPITAL PARTNERS ABS FUNDING 2021-2, GOLUB CAPITAL PARTNERS CLO 16(M)-R2, L.P., GOLUB CAPITAL PARTNERS CLO 17(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 18(M)-R2, GOLUB CAPITAL PARTNERS CLO 21(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 24(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 25(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 28(M)-R, L.P., GOLUB CAPITAL PARTNERS CLO 30(M)-R, GOLUB CAPITAL PARTNERS CLO 31(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 33(M)-R2, L.P., GOLUB CAPITAL PARTNERS CLO 34(M)-R, LTD., GOLUB CAPITAL PARTNERS CLO 36(M), LTD., GOLUB CAPITAL PARTNERS CLO 38(M), LTD., GCP FINANCE 6 L.P.,GOLUB CAPITAL PARTNERS CLO 42(M), LTD., GOLUB CAPITAL PARTNERS CLO 44(M), LTD., GOLUB CAPITAL PARTNERS CLO 45(M), LTD., GOLUB CAPITAL PARTNERS CLO 46(M), L.P., GOLUB CAPITAL PARTNERS CLO 47(M), L.P., GOLUB CAPITAL PARTNERS CLO 49(M)-R, GOLUB CAPITAL PARTNERS CLO 51(M), L.P., GOLUB CAPITAL PARTNERS CLO 54(M), L.P., GOLUB CAPITAL PARTNERS CLO 56(M), GOLUB CAPITAL PARTNERS CLO 57(M), GOLUB CAPITAL PARTNERS CLO 59(M), GOLUB CAPITAL PARTNERS CLO 61(M), GCPF LOAN FUNDING F

By: GC Investment Management LLC, its Collateral Manager

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS CLO 19(B)-R2, LTD., GOLUB CAPITAL PARTNERS CLO 22(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 23(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 26(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 35(B), LTD., GOLUB CAPITAL PARTNERS CLO 37(B), LTD., GOLUB CAPITAL PARTNERS CLO 40(B), LTD., GOLUB CAPITAL PARTNERS CLO 41(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 43(B), LTD., GOLUB CAPITAL PARTNERS CLO 48(B), LTD., GOLUB CAPITAL PARTNERS CLO 50(B)-R, LTD., GOLUB CAPITAL PARTNERS CLO 52(B), LTD., GOLUB CAPITAL PARTNERS CLO 53(B), LTD., GOLUB CAPITAL PARTNERS CLO 55(B), LTD., GOLUB CAPITAL PARTNERS CLO 58(B), LTD., GOLUB CAPITAL PARTNERS CLO 60(B), LTD., GOLUB CAPITAL PARTNERS CLO 62(B), LTD., GOLUB CAPITAL PARTNERS CLO 64(B), LTD., GCP CLO WAREHOUSE BSL 2022, LTD.

By: OPAL BSL LLC, its Collateral Manager

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GCIC CLO II LLC, GOLUB CAPITAL BDC 3 ABS 2022-1 LLC, GOLUB CAPITAL BDC 3 CLO 1 LLC, GOLUB CAPITAL BDC CLO III LLC

By: GC Advisors LLC, its Collateral Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL FINANCE FUNDING III TRUST, GOLUB CAPITAL FINANCE FUNDING IV TRUST, GOLUB CAPITAL FINANCE FUNDING TRUST, GEMS FUND 6 INTERNATIONAL, L.P., GC FINANCE OPERATIONS MULTICURRENCY TRUST

By: GC Advisors LLC, its Investment Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GBDC3F LOAN SUBSIDIARY A LLC

By: GBDC3 Funding LLC, its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL PARTNERS PRIVATE CREDIT TRUST

By: GC Investment Management LLC, its Investment Manager

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GCP FINANCE 2 L.P., GCP FINANCE 5 L.P., GCP FINANCE 7 L.P., GCP FINANCE 8 L.P., GCP FINANCE L.P.

By: GC Investment Management LLC, its Servicer

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 10, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 12, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 14, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL ROLLOVER FUND 2, L.P., GEMS FUND 5 INTERNATIONAL, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 11, L.P., GOLUB CAPITAL STRATEGIC PARTNERS FUND 1, L.P., GOLUB CAPITAL STRATEGIC PARTNERS FUND 2, L.P.

By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Director

GOLUB CAPITAL PARTNERS 12 FEEDER FUND, L.P., GOLUB CAPITAL PARTNERS 12, L.P., GOLUB CAPITAL PARTNERS ROLLOVER FUND 2, L.P., GOLUB CAPITAL PARTNERS 11, L.P., GOLUB CAPITAL PARTNERS 11 ROLLOVER FUND, L.P.

By: Golub Onshore GP 2, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PARTNERS 14, L.P., GEMS FUND 5, L.P., GDLC FEEDER FUND, L.P., GOLUB EMERALD FUND, L.P., GOLUB SAPPHIRE FUND, L.P., GEMS FUND 6, L.P.

By: Golub Onshore GP 3, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL PARTNERS 9, L.P., GOLUB CAPITAL PARTNERS 10, L.P., GEMS FUND, L.P., GEMS FUND 4, L.P.

By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Authorized Person

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P., PEARLS IX, L.P., PEARLS X, L.P.

By: Golub Onshore GP NC, LLC, its General Partner

By: /s/ Craig Benton

Name: Craig Benton

Title: President

GOLUB CAPITAL INTERNATIONAL, LTD., GC INTERNATIONAL LADDER LTD., GCP INTERNATIONAL TRANCHES LTD., GCP HS FUND, GCP MASTER HOLDINGS, LP

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GCIC QUICK QUACK COINVEST LLC

By: GCIC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GBDC QUICK QUACK COINVEST LLC

By: Golub Capital BDC Holdings LLC, its sole member

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GCP FINANCE 9 L.P.

By: GC Investment Management LLC, its Manager

By: /s/ Kevin Falvey

Name: Kevin Falvey

Title: Authorized Signatory

GBDC3 QUICK QUACK COINVEST LLC

By: Golub Capital 3 Holdings LLC, its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC 3 ABS 2022-1 DEPOSITOR LLC, GOLUB CAPITAL BDC 3 CLO 1 DEPOSITOR LLC

By: Golub Capital BDC 3, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC CLO 2014 LLC, GCIC CLO II DEPOSITOR LLC, GOLUB CAPITAL BDC CLO III DEPOSITOR LLC

By: Golub Capital BDC, Inc., its Designated Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GCIC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Manager

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL BDC HOLDINGS LLC

By: Golub Capital BDC, Inc., its Managing Member

By: /s/ David B. Golub

Name: David B. Golub

Title: Chief Executive Officer

GOLUB CAPITAL COINVESTMENT L.P.

By: Golub Capital Coinvestment LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Managing Member

GOLUB CAPITAL BDC 3 CLO 2 DEPOSITOR LLC

By: Golub Capital BDC 3, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL BDC 3 CLO 2 LLC

By: Golub Capital BDC 3 CLO 2 Depositor LLC, its sole member

By: Golub Capital BDC 3, Inc., its sole member

By: /s/ David B. Golub

Name: David B. Golub

Title: President and Chief Executive Officer

GOLUB CAPITAL PARTNERS SHORT DURATION 2022-1

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL PARTNERS ABS FUNDING 2022-1

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GCPF 1 LOAN FUNDING F, L.P.

By: GCPF 1 Loan Funding F GP, Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GCPF 7 LOAN FUNDING A L.P.

By: GCPF 7 Loan Funding A GP Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GPCT HOLDINGS 1, L.P.

By: GPCT Holdings 1 GP, Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GOLUB CAPITAL PARTNERS CLO 39(B), LTD.

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GCP FINANCE 11 L.P.

By: GCP Finance 11 GP Ltd., its general partner

By: /s/ Joshua M. Levinson

Name: Joshua M. Levinson

Title: Attorney-in-Fact

GCP SG WAREHOUSE 2022-1

By: GCP HS Fund, its Beneficial Owner

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub

Title: President

Exhibit B

Resolutions of the Board of Directors of Golub Capital BDC, Inc.

WHEREAS, the Board has reviewed Golub Capital BDC, Inc.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Administrative Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on January 27, 2023)

Resolutions of the Board of Directors of Golub Capital BDC 3, Inc.

WHEREAS, the Board has reviewed Golub Capital BDC 3, Inc.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Administrative Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on January 27, 2023)

Resolutions of the Board of Directors of Golub Capital Direct Lending Corporation

WHEREAS, the Board has reviewed Golub Capital Direct Lending Corporation’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Administrative Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on January 27, 2023)

Resolutions of the Board of Directors of Golub Capital BDC 4, Inc.

WHEREAS, the Board has reviewed Golub Capital BDC 4, Inc.’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Administrative Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on January 27, 2023)

Resolutions of the Board of Directors of Golub Capital Direct Lending Unlevered Corporation

WHEREAS, the Board has reviewed Golub Capital Direct Lending Unlevered Corporation’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Administrative Officer and the Secretary of the Company (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on January 27, 2023)

Resolutions of the Sole Trustee of Golub Capital Private Credit Fund

WHEREAS, the Sole Trustee has reviewed Golub Capital Private Credit Fund’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Schedule A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officer (as defined below), shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officer shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by such officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officer of the Company shall be the Sole Trustee of the Company (the “Authorized Officer”).

(Adopted by the Sole Trustee on January 27, 2023)